# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Azitra, Inc., CIK 0001701478
CUSIP: 05479L302
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 21 Business Park Drive, BRANFORD, Connecticut (CT), 06405
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0001834051
Persons authorized to receive notices and communications: Francisco D. Salva, 21 Business Park Drive,, Branford, Connecticut (CT), 06405, 203-646-6446

## Reporting persons
- Salva Francisco D. (CIK 0001834051): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 5,421,039; shared voting power 0; sole dispositive power 5,421,039; shared dispositive power 0; aggregate amount beneficially owned 5,421,039 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Azitra, Inc.
Address of issuer's principal executive offices: 21 Business Park Drive, BRANFORD, Connecticut (CT), 06405

## Item 2. Identity and Background
Name of person filing: Francisco D. Salva
Residence or business address: c/o Azitra, Inc., 21 Business Park Drive, Branford, CT 06405
Present principal occupation or employment: The Reporting Person is the President, Chief Executive Officer and a director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received 22,241 Incentive Stock Options to purchase shares of the Issuer's Common Stock as compensation for serving as Chief Executive Officer of the Company.

The Reporting Person acquired shares of Preferred Stock that automatically converted into 4,064,050 shares of the Issuer's Common Stock on June 16, 2026. The Reporting Person also holds warrants to purchase up to 8,128,100 shares of the Issuer's Common Stock, of which 1,334,748 warrants may be exercised in the 60 days following the date hereof, and the remainder are subject to a beneficial ownership limitation contained in the warrants.

The Preferred Stock that converted into shares of the Issuer's Common Stock and the warrants were purchased with personal funds. No borrowed funds were used to acquire the securities reported.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities for investment purposes and currently intends to hold the securities for investment. The Reporting Person may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer depending on market conditions, the Issuer's business and prospects, and other relevant factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 24, 2026, the Reporting Person beneficially owned 5,421,039 shares of Common Stock of the Issuer, representing approximately 9.99% of the Issuer's outstanding Common Stock (based on 52,907,666 shares outstanding). Such 5,421,039 shares of Common Stock of the Issuer includes 22,241 Incentive Stock Options to purchase shares of the Issuer's Common Stock and 1,334,748 shares of Common Stock underlying warrants that may be exercised in the 60 days following the date hereof. It excludes 6,793,352 shares of the Issuer's Common Stock that are not issuable within the 60 days following the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over all 5,421,039 shares held directly.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Salva Francisco D.: /s/ Francisco D. Salva, Francisco D. Salva (06/24/2026)